MAIL STOP 3561

July 21, 2005

Mr. Mark A. McLeary
Chief Executive Officer
Med-Tech Solutions, Inc.
Suite 2200
1177 West Hastings Street
Vancouver, B.C., V6E 2K3

      Re:	Med-Tech Solutions, Inc.
   Amendment No. 2 to Registration Statement on Form SB-2
      Filed June 6, 2005
   File No. 333-122352

Dear Mr. McLeary:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General
1. We note the revised disclosure regarding MDMI Technologies and Medisell International Holdings, Inc. It has also come to our attention that an entity called Medisell (China) M.I.MFG.Co has developed a V cone device similar to the Gynecone and that this entity is related to Medisell. In addition, it appears that Jim Elliot, the Chief Engineering Officer for Medisell was, or still is, the CEO of MDMI Technologies. Fully discuss the relationship that exists between MDMI, its officers, directors, promoters and affiliates and Medisell its officers, directors, promoters and affiliates. Given that Medisell (China) M.I.MFG.Co appears to have developed a V cone device similar to the Gynecone, please advise why that entity would agree to distribute your product.

Summary, page 1
2. Please disclose the source of the information you include concerning the extent and costs related to UI. We may have further comment.



Description of Business, page 24

3. As in prior comments, we remain unclear as to the current status of the Gynecone device. You disclose that you have developed 500 prototypes of the Gynecone device, however this does not adequately address the exact status of the device and when you expect to bring it to market. Fully discuss all efforts undertaken to date, those that remain, and affirmatively disclose when the Gynecone will be ready for sale to customers.

Medisell Distribution Agreement, page 25
4. Disclose the consideration to be given to Medisell for distributing the Gynecone.
5. Detail the exact nature of the product warranty that the company is giving to Medisell and discuss the source of the funds to satisfy any warranty claims.

The Gynecone, page 26

6. Clarify whether the $60-$157 price for vaginal cones is on a per
unit basis.  We note disclosure elsewhere which suggests 6 cones cost
$157.  Assuming a wholesale price of $25 for the Gynecone, we fail to
see how your product is more affordable as disclosed under
"Competitive Advantage."   Explain "cost plus."

7. Clarify that the estimated total cost of the Gynecone will be
$10
to the company, including cost of production, labor, packaging, sterilization, shipping, etc... Disclose what the distribution costs and marketing costs to the company will per unit and whether this is included in the $10 amount.
8. You state that the wholesale target price is expected to be $25.
Why is this "expected" given the terms of the Medisell agreement as disclosed in the prospectus? Disclose the expected retail price.

Management`s Discussion and Analysis or Plan of Operations, page
32
9. Your plan of operation is to seek funding to develop and manufacture the Gynecone. Please disclose from where these funds will come, when, the amount you will need and how you plan to raise it. Supplementally confirm that you do not intend on using this prospectus in any subsequent unregistered offering(s) and that you are aware of the integration factors as set forth in Rule 502(a) of
Regulation D.

10. Please update the Milestones and Objectives table as appropriate.
It would appear Phase I is complete.
11. Given that your stated plan of operation is to raise funding to develop and market the Gynecone, we do not understand the disclosure at the top of page 35 regarding the possible need to raise additional funds.

Financial Statements

License Agreement
12. Please expand Note 1(g) to disclose the expected useful life under the license agreement, and the significant assumptions used to estimate future undiscounted cash flows under the license agreement.
The inability to estimate future cash flows would indicate that amounts expended for the license agreement should be written off.
13. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.
14. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Part II

Signatures
15. Please have both your principal financial officer and principal accounting officer sign. See the Instructions for signatures to Form
S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


Sincerely,



								John Reynolds
      Assistant Director


cc:	Stephen F.X. O`Neill, Esq.
	Fax (360) 332-2291